ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

July 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Biovie Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-288525) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 22, 2025, in which we provided request for acceleration of the effective date of the above-referenced Registration Statement for July 24, 2025, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate